Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Weyerhaeuser Company:

We consent to the use of our reports dated February 13, 2015, with respect to consolidated balance sheets of Weyerhaeuser Company as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Seattle, Washington
June 3, 2015